FILED BY FREEPORT-MCMORAN COPPER & GOLD INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: MCMORAN EXPLORATION CO.
REGISTRATION STATEMENT NO. 333-185742

The information below is excerpted from Freeport-McMoRan Copper & Gold Inc.'s (FCX) (1) press release dated January 22, 2013, announcing its fourth-quarter and year ended December 31, 2012, results and (2) slides that accompanied FCX's January 22, 2013, earnings conference call.

PENDING ACQUISITIONS of PLAINS EXPLORATION & PRODUCTION COMPANY (PXP) AND McMoRAN EXPLORATION CO. (MMR)
On December 5, 2012, FCX announced definitive agreements to acquire PXP and MMR. PXP per-share consideration is equivalent to 0.6531 shares of FCX common stock and $25.00 in cash (approximately $3.4 billion in cash and 91 million shares of FCX common stock). MMR per-share consideration consists of $14.75 in cash (approximately $3.4 billion in cash, or $2.1 billion net of MMR interests currently owned by FCX and PXP) and 1.15 units of a royalty trust, which will hold a five percent overriding royalty interest in future production from MMR's existing ultra-deep exploration prospects. The value of the transactions, including assumed debt of the targets, approximates $20 billion.
The combined company would be a premier U.S.-based natural resource company with a growing production profile and an industry leading global portfolio of mineral assets and significant oil and gas resources. The addition of a high quality, U.S.-focused oil and gas resource base is expected to provide strong margins and cash flows, exploration leverage and financially attractive long-term investment opportunities to enhance long-term returns for FCX shareholders. After giving effect to the transactions, FCX's estimated pro forma total debt would have approximated $20 billion (or $16 billion net of cash) at September 30, 2012, and total pro forma outstanding FCX common shares would have approximated 1.04 billion. On a pro forma basis for 2013, the combined company's estimated EBITDA (equal to operating income plus depreciation, depletion, and amortization) is expected to approximate $12 billion (approximately 74 percent from mining and 26 percent from oil and gas, with 48 percent of combined EBITDA from U.S. operations).
Completion of the transactions is subject to receipt of PXP and MMR shareholder approval, regulatory approvals (including U.S. antitrust clearance under the Hart-Scott-Rodino Act), and other customary conditions. On December 26, 2012, the U.S. Federal Trade Commission granted early termination of the Hart-Scott-Rodino waiting period with respect to both transactions. PXP and MMR shareholder meetings to approve the transactions will be scheduled upon the effectiveness of the registration statements filed with the U.S. Securities and Exchange Commission on December 28, 2012. The transactions are expected to close in second-quarter 2013.

Cautionary Statement and Regulation G Disclosure: This press release contains forward-looking statements in which FCX discusses its potential future performance. Forward-looking statements are all statements other than statements of historical facts, such as those statements regarding projected ore grades and milling rates, projected production and sales volumes, projected unit net cash costs, projected operating cash flows, projected capital expenditures, exploration efforts and results, mine production and development plans, the impact of deferred intercompany profits on earnings, liquidity, other financial commitments and tax rates, the impact of copper, gold, molybdenum and cobalt price changes, reserve estimates, future dividend payments and potential share purchases, and estimated EBITDA for 2013 assuming completion of the pending acquisitions. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions are intended to identify those assertions as forward-looking statements. The declaration of dividends is at the discretion of FCX's Board and will depend on FCX's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.
This press release also includes forward-looking statements regarding mineralized material not included in reserves. The mineralized material described in this press release will not qualify as reserves until comprehensive engineering studies establish their economic feasibility. Accordingly, no assurance can be given that the estimated mineralized material not included in reserves will become proven and probable reserves.
FCX cautions readers that forward-looking statements are not guarantees of future performance and its actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause FCX's actual results to differ materially from those anticipated in the forward-looking statements include commodity prices, mine sequencing, production rates, industry risks, regulatory changes, political risks, the outcome of ongoing discussions with the Indonesian government, the potential effects of violence in Indonesia, the resolution of administrative disputes in the Democratic Republic of Congo, weather- and climate-related risks, labor relations, environmental risks, litigation results, currency translation risks, risks associated with completion of the pending acquisitions, and other factors described in more detail under the heading “Risk Factors” in FCX's Annual Report on Form 10-K for the year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission (SEC) as updated by our subsequent filings with the SEC.
Investors are cautioned that many of the assumptions on which FCX's forward-looking statements are based are likely to change after its forward-looking statements are made, including for example commodity prices, which FCX cannot control, and production volumes and costs, some aspects of which FCX may or may not be able to control. Further, FCX may make changes to its business plans that could or will affect its results. FCX cautions investors that it does not intend to update forward-looking statements more frequently than quarterly notwithstanding any changes in FCX's assumptions, changes in business plans, actual experience or other changes, and FCX undertakes no obligation to update any forward-looking statements.
This press release also contains certain financial measures such as unit net cash costs per pound of copper and per pound of molybdenum. As required by SEC Regulation G, reconciliations of these measures to amounts reported in FCX's consolidated financial statements are in the supplemental schedule, “Product Revenues and Production Costs,” beginning on page VII, which is also available on FCX's website, “www.fcx.com.”

ADDITIONAL INFORMATION ABOUT THE PROPOSED PXP AND MMR TRANSACTIONS AND WHERE TO FIND IT

PXP Transaction

In connection with the proposed transaction, FCX has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of PXP that also constitutes a prospectus of FCX. FCX and PXP also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by FCX and PXP with the SEC at the SEC's website at www.sec.gov. You may also obtain these documents by contacting FCX's Investor Relations department at (602) 366-8400, or via e-mail at IR@fmi.com; or by contacting PXP's Investor Relations department at (713) 579-6291, or via email at investor@pxp.com.

FCX and PXP and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about FCX's directors and executive officers is available in FCX's proxy statement dated April 27, 2012, for its 2012 Annual Meeting of Stockholders. Information about PXP's directors and executive officers is available in PXP's proxy statement dated April 13, 2012, for its 2012 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available. You may obtain free copies of these documents from FCX or PXP using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

MMR Transaction

In connection with the proposed transaction, the royalty trust formed in connection with the transaction has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of MMR that also constitutes a prospectus of the royalty trust. FCX, the royalty trust and MMR also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by FCX, the royalty trust and MMR with the SEC at the SEC's website at www.sec.gov. You may also obtain these documents by contacting FCX's Investor Relations department at (602) 366-8400, or via e-mail at IR@fmi.com; or by contacting MMR's Investor Relations department at (504) 582-4000, or via email at IR@fmi.com.

FCX and MMR and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about FCX's directors and executive officers is available in FCX's proxy statement dated April 27, 2012, for its 2012 Annual Meeting of Stockholders. Information about MMR's directors and executive officers is available in MMR's proxy statement dated April 27, 2012, for its 2012 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available. You may obtain free copies of these documents from FCX or MMR using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.